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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________ )*

Forster Drilling Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34659W102

(CUSIP Number)

June 16, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

WLT Reification Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3. SEC Use Only.

4. Citizenship or Place of Organization. Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	4,922,000

	6.	Shared Voting Power.	4,922,000

	7.	Sole Dispositive Power	4,922,000

	8.	Shared Dispositive Power.	4,922,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person. 4,922,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. ☐

11. Percent of Class Represented by Amount in Row (9). 11.7%

12. Type of Reporting Person. OO

Item 1.
(a) Name of Issuer.
 Forster Drilling Corporation

(b) Address of Issuer’s Principal Executive Offices.

6371 Richmond, Suite 275, Houston, Texas 77057

Item 2.
(a) Name of Person Filing.
  WLT Reification Trust
(b) Address of Principal Business Office or, if none, Residence.

 6371 Richmond, Suite 275, Houston, Texas 77057

(c) Citizenship. Texas
(d) Title of Class of Securities. Common Stock

(e) CUSIP Number. 34659W102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ❑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ❑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ❑ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ❑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ❑ A church plan that is excluded from the definition of an investmend company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j) ❑ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,922,000

(b) Percent of class: 11.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,922,000

(ii) Shared power to vote or to direct the vote: 4,922,000

(iii) Sole power to dispose or to direct the disposition of: 4,922,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

None.

Item 8. Identification and Classification of Members of the Group

None.

Item 9. Notice of Dissolution of Group

None.

Item 10. Certification

None Required.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2006

Signature:  /s/ Ron Wilson, Trustee

Name/Title: Ron Wilson, Trustee